

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Michael L. Peterson
Chief Executive Officer
Trio Petroleum Corp.
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506

      Re: Trio Petroleum Corp.
           Registration Statement on Form S-1
           Filed January 29, 2024
           File No. 333-276751

Dear Michael L. Peterson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation

cc: Scott M. Miller